Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2019.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 June 2019
(£m)
Capitalisation
Equity
Shareholders’ equity	37,026
Other equity instruments	3,217
Non-controlling interests	80
Total equity	40,323

Indebtedness

Subordinated liabilities	12,432

Debt securities
Debt securities in issue	69,341
Liabilities held at fair value through profit or loss (debt securities)	7,982
Total debt securities	77,323

Total indebtedness	89,755

Total capitalisation and indebtedness	130,078

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 30 June 2019, all indebtedness was unsecured except for £35.8 billion of securitisation notes and covered bonds and £2.2 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption of £1 million of 6.5% Undated Subordinated Step-Up Notes at their call date on 15 July 2019, there have been no issuances or redemptions of subordinated liabilities since 30 June 2019.

There has been no material change in the information set forth in the table above since 30 June 2019.